FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER
the Securities Exchange Act of 1934

For February 13, 2026

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC

33 Old Broad Street

London EC2N 1HZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On February 13, 2026, Lloyds Banking Group plc sent its annual report for fiscal year 2025 to its shareholders, which is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Annual Report, dated as of February 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Dated:	13 February 2026	By:	/s/ William Chalmers
			Name:	William Chalmers
			Title:	Chief Financial Officer